UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

ORGANICELL REGENERATIVE MEDICINE, INC.

(Name of Issuer)

Shares of Common Stock $0.001 Par Value

(Title of Class of Securities)

09074L105

(CUSIP Number)

Manuel E. Iglesias, CEO

Organicell Regenerative Medicine, Inc.

4045 Sheridan Avenue, Suite 239

Miami, FL 33140

(888) 963-7881

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip Number: 09074L105	Schedule 13D

1. Names of Reporting Persons.

Management and Business Associates, LLC
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Florida, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
222,425,073

8. Shared Voting Power
-0-

9. Sole Dispositive Power
222,425,073

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
222,425,073 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
51.45%
14. Type of Reporting Person
OO (Limited Liability Company)

2

1. Names of Reporting Persons.

Manuel E. Iglesias
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
222,425,073

8. Shared Voting Power
-0-

9. Sole Dispositive Power
222,425,073

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
222,425,073 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
51.45%
14. Type of Reporting Person
OO (Manager of Limited Liability Company)

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1. Names of Reporting Persons.

Manuel A. Iglesias
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
-0-

8. Shared Voting Power
-0-

9. Sole Dispositive Power
-0-

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
111,212,536.5 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
25.7%
14. Type of Reporting Person
IN

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1. Names of Reporting Persons.

Carlos Iglesias
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
-0-

8. Shared Voting Power
-0-

9. Sole Dispositive Power
-0-

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
111,212,536.5 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
25.7%
14. Type of Reporting Person
IN

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Cusip Number: 09074L105	Schedule 13D

ITEM 1. SECURITY AND ISSUER

Title of Class: Common Stock, $0.001 par value

Issuer:	Organicell Regenerative Medicine, Inc. (formerly Biotech Products Services and Research, Inc.) 4045 Sheridan Avenue, Suite 239, Miami, Florida 33140

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being jointly filed by the following (collectively referred to herein as “Reporting Persons”): (i) Management and Business Associates, LLC (“MBA”); (ii) Manuel E. Iglesias as Manager of MBA; (iii) Manuel A. Iglesias, member of MBA; and (iv) Carlos Iglesias, member of MBA. Manuel E. Iglesias is the sole Manager of MBA and thus may be deemed to control MBA. Manuel E. Iglesias is the father of Manuel A. Iglesias and Carlos Iglesias;

(b) The business address for each of the Reporting Persons is 2060 Dartmouth Ave., N., St. Petersburg, Florida 33713;

(c)The principal business of MBA is management consulting and business operations management. The principal occupation of Manuel E. Iglesias is Co-Chairman of the Board of Hygea Holdings Corp. Manuel E. Iglesias is also the Chief Executive Officer of the Issuer. Manuel A. Iglesias is a full-time student. The principal occupation of Carlos Iglesias is economic analyst.

(d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The State of organization of MBA is Florida. Each of the individual Reporting Persons is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer and MBA entered into a voluntary Plan and Agreement of Reorganization whereby the shares were issued in consideration of the agreements and commitments of MBA with respect to future management of the Issuer. The par value of the shares issued was paid by means of a transfer of the necessary funds, by the Issuer, from its Capital Surplus (additional paid-in capital) to paid-in capital. No funds have been paid by MBA; the only consideration was the assumption of the management of the Issuer and MBA’s commitments with respect thereto.

ITEM 4. PURPOSE OF TRANSACTION

The Issuer agreed to the issuance of the shares to MBA in order to secure the management services of MBA and its Manager, Manuel E. Iglesias. MBA required the issuance of a control block of shares in order to permit it to make such changes in the board of directors, management, scope of business, personnel, capitalization, financing and all other aspects of the Issuer which it might determine needed to be done. At this point, MBA is still analyzing the business, collecting background data, and negotiating potential financing and no specific plans or proposals have been adopted. To date, the primary change has been the change in the board of directors although amendments to the Articles of Incorporation (cancellation of the designations of Series A and Series B Preferred Stock), the Bylaws (removal of super voting requirements), stockholdings (cancellation of the Preferred Stock), and control (cancellation of the super voting Series A Preferred Stock) were provided for in the Plan and Agreement of Reorganization and are attributable to MBA.

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Cusip Number: 09074L105	Schedule 13D

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Plan and Agreement of Reorganization required that the Issuer issue to MBA that number of shares which equaled fifty- one percent (51%) of the total shares issued and outstanding, calculated on a fully diluted basis as of the closing date. The parties determined that that required the issuance of 222,425,073 shares of common stock. All calculations of percentage ownership in this Schedule 13D are based upon the 432,290,110 shares of common stock of the Issuer outstanding as of the date of this filing.

(b) MBA beneficially owns, and has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, all 222,425,073 shares of the Issuer, which powers are solely exercised by Manuel E. Iglesias, the Manager of MBA. Manuel A. Iglesias is a 50% member of MBA, but has no power to vote or dispose of any Issuer shares. Carlos Iglesias is a 50% member of MBA, but has no power to vote or dispose of any Issuer shares.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Issuer shares reported herein. Without limiting the foregoing sentence, each of the Reporting Persons disclaims beneficial ownership of all Issuer shares reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the Issuer shares that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, each of the individual Reporting Persons disclaims beneficial ownership of all Issuer shares reported in this Schedule 13D.

(c) None of the Reporting Persons has entered into any transactions in the Issuer’s shares during the past sixty days.

(d) none

(e) n/a.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer among the Reporting Persons or between any of the Reporting Persons and any other person or entity.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None. The Plan and Agreement of Reorganization was filed as an exhibit (Exhibit 2.1) to the Issuer’s Form 8-K filed on April 26, 2018.

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Cusip Number: 09074L105	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     August 8, 2018

Management and Business Associates, LLC

By: /s/ Manuel E. Iglesias

Manuel E. Iglesias, Manager

Manuel E. Iglesias

By: /s/ Manuel E. Iglesias

Manuel E. Iglesias, Manager of Management and Business Associates, LLC

Manuel A. Iglesias

/s/ Manuel A. Iglesias

Carlos Iglesias

/s/ Carlos Iglesias

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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